SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 1-8519

CINCINNATI BELL INC.

SAVINGS AND SECURITY PLAN

CINCINNATI BELL INC.
201 East Fourth Street
Cincinnati, Ohio 45202

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Cincinnati Bell Inc. Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) at December 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 24, 2004

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 2003 AND 2002
(DOLLARS IN THOUSANDS)

	2003	2002
Assets:
Plan interest in Cincinnati Bell Retirement Savings Plans Master Trust	$76,391	$58,497
Participant loans	2,429	2,299
Employer contributions receivable	78	79
Employee contributions receivable	231	230

Total Receivables	309	309

Total Assets	79,129	61,105

Liabilities:
Corrective distributions payable	12	—

Total Liabilities	12	—

Net Assets Available for Benefits	$79,117	$61,105

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2003
(DOLLARS IN THOUSANDS)

Net Assets Available for Benefits as of December 31, 2002	$61,105
Additions:
Employee contributions	6,726
Employer contributions	2,030

Total contributions	8,756
Investment income from Plan interest in Cincinnati Bell Retirement Savings Plans Master Trust:
Dividends	221
Interest	671
Net appreciation of investments	12,813
Interest from participant loans	166
Asset transfers from other Company-sponsored plans, net	274

Total Additions	22,901

Deductions:
Benefits paid to participants	4,868
Administrative and other expenses paid by the Plan	21

Total Deductions	4,889

Net Increase in Assets Available for Plan Benefits	18,012

Net Assets Available for Benefits as of December 30, 2003	$79,117

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.	General: The Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (the “Company” or “Cincinnati Bell”), and administered by the Company’s Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to hourly employees of the Company and its subsidiary corporations Cincinnati Bell Telephone Company and Cincinnati Bell Public Communications Inc. Hourly employees are generally defined as employees who are either represented by a collective bargaining unit or whose position is otherwise subject to automatic wage progression. Notwithstanding the foregoing, certain persons who might be considered part of the above classes of employees (including but not limited to co-op students, interns, job bank employees and contingency employees) are not eligible for the Plan. Employees who are eligible for the Plan under the Plan’s rules are called “eligible employees” in this report.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (“the Code”), and the Employee Retirement Income Security Act of 1974, as amended.

The financial statements of the Plan are prepared under the accrual method of accounting. Certain prior year amounts have reclassified to conform to the current classifications.

The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).

These notes provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control. Eligible employees must refer to the Plan documents and to the Plan’s summary plan description for details of the Plan.

b.	Cincinnati Bell Retirement Savings Plans Master Trust: At December 30, 2003 and 2002, the Plan’s investments were held by the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”). The Master Trust holds only the assets of the Plan and the Cincinnati Bell Retirement Savings Plan (an additional plan sponsored by the Company).

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Retirement Savings Plan (the “Participating Plans”). Master Trust assets

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

are allocated to the Participating Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Participating Plan. Net investment income, gains and losses and expenses resulting from the collective investment of the assets are allocated to the Participating Plans in proportion to the fair value of the assets allocated to the Participating Plans.

As of December 30, 2003 and 2002, the Plan’s percentage interest in the Master Trust was 37.1% and 34.2%, respectively. The following table presents the fair value of the total investments held by the Master Trust in which the Plan participates, but it does not indicate the Plan’s interest in each class of investments shown (dollars in thousands):

	December 30,	December 30,
	2003	2002
Mutual Funds and Commingled Funds	$134,561	$114,065
Common Shares of the Company	43,159	29,570
Common Shares of Convergys Corporation	28,424	27,151

Net Assets Available to Participating Plans	$206,144	$170,786

During 2003, investment income and realized and unrealized gain (loss) on investments (including gains and losses on investments bought and sold as well as held during the year) held by the Master Trust were as follows (dollars in thousands):

	Realized Gain	Unrealized Gain (Loss)	Interest and
	on Investments	on Investments	Dividends
Mutual Funds and Commingled Funds	$4,046	$19,493	$2,795
Common Shares of the Company	18,370	(6,265)	—
Common Shares of Convergys Corporation	157	3,670	—

	$22,573	$16,898	$2,795

c.	Employee Contributions: The Plan generally permits each eligible employee who has been credited with at least one year of eligibility service under the Plan to elect to contribute to the Plan, in before-tax and/or after-tax dollars, any amount that is an increment of $5 but not less than $5 and not more than 16% of his or her compensation (as defined in and subject to the rules of the Plan).

The amount of a Participant’s before-tax contributions to the Plan for any calendar year cannot in any event exceed a legal limit of $12,000 and $11,000 for 2003 and 2002,

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

respectively. Also, the percentages of compensation saved as before-tax contributions by certain highly compensated eligible employees for any plan year may be further limited under legal rules so that, on average, such before-tax contribution rates of the highly compensated eligible employees do not exceed the average of the before-tax savings contribution rates of the non-highly compensated eligible employees for the immediately preceding plan year beyond a legally established margin.

The savings contributions made by an eligible employee to the Plan are allocated to an account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her own savings contributions (his or her “Savings Account”).

An eligible employee can specify the manner in which his or her Savings Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change the funds to which future savings contributions are allocated and transfer amounts held under his or her Savings Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan’s earnings that are allocated to his or her Savings Account until and to the extent he or she receives such amounts from the Plan. A participant may, in certain circumstances, defer such tax further by rolling the funds over to a traditional individual retirement account or annuity (an “IRA”) or another employer plan that accepts the rollover. During 2003, the Plan failed certain discrimination test and corrective action will be required. Therefore, the Plan recorded corrective distributions payable on the Statement of Net Assets Available for Benefits as of December 30, 2003.

d.	Employer Contributions: Under the current terms of the Plan, the employers whose employees participate in the Plan (the “Employers”) makes matching contributions to the Plan for any eligible employee who has been credited with at least one year of eligibility service under the Plan in an amount equal to 66 2/3% of the employee’s basic savings contributions made for any pay day.

An eligible employee’s basic savings contributions are, for this purpose, generally equal to the portion of the employee’s before-tax and after-tax savings contributions made for any week that is not in excess of a certain amount that is set out in the Plan and based on the level of the employee’s base pay for the applicable week (for example, for a full-time eligible employee and beginning as of December 31, 2002, such amount is $60 when the employee’s weekly base pay is $1,100 or more and $50 when the employee’s weekly base pay is at least $900 but less than $1,100). Such matching contributions are generally made on a bi-weekly basis under the current policies of the Employers, and must be made at a minimum on a monthly basis and could be pre-funded. However, certain legal limits

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

on the maximum amount of contributions that can be made by and for an eligible employee with respect to any plan year may apply.

The Employers’ matching contributions made to the Plan for an eligible employee are allocated to the account of the employee under the Plan. In general, effective October 1, 2002, an eligible employee was vested in the part of his or her Plan account that was attributable to the matching contributions made on his or her behalf (his or her “Matching Account”) only if he or she is credited with at least three years of vesting service under the Plan. Prior to October 1, 2002, an eligible employee was generally vested in his or her Matching Account only if he or she was credited with at least five years of vesting service under the Plan. However, an eligible employee may become vested in his or her Matching Account in certain other situations, including if he or she continues to be employed by the Employers after attaining age 65, if he or she terminates employment with the Employers by reason of his or her total disability or death, or if he or she began work for the Employers before 1994.

Prior to December 31, 2002, an eligible employee’s Matching Account was generally invested solely in the Plan’s Cincinnati Bell Inc. Common Stock Fund. Effective December 31, 2002, the Employers’ matching contributions were no longer automatically invested in the Cincinnati Bell Inc. Common Stock Fund rather, an eligible employee became entitled to direct the investment of the matching contributions among the available funds under the Plan.

An eligible employee is generally not subject to federal income tax on the amount of the matching contributions made to the Plan on his or her behalf or on the Plan’s earnings that are allocated to his or her Matching Account until and to the extent he or she receives such amounts from the Plan. Upon receipt of matching funds, the participant may, in certain circumstances, defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

e.	Rollovers: An eligible employee may, under the current provisions of the Plan, cause a rollover to be made to the Plan from another employer’s tax-qualified savings, profit sharing or other employer plan of a distribution the employee is entitled to receive from such other plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any such rollover contributions made to the Plan by or for an eligible employee are allocated to the account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions (his or her “Rollover Account”).

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

An eligible employee can specify the manner in which his or her Rollover Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to transfer amounts held under his or her Rollover Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan’s earnings that are allocated to his or her Rollover Account until and to the extent he or she receives such amounts from the Plan. Upon receipt of the rollover funds, the participant may, in certain circumstances, defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

f.	Distributions to Participants: An eligible employee may receive all or a portion of his or her account under the Plan while he or she is employed by the Employers only in certain circumstances.

In general, an eligible employee can withdraw for any reason (1) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions as to which no matching contributions were made by the Employers, (2) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made before the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers, (3) his or her entire Rollover Account, (4) the portion of his or her Matching Account attributable to matching contributions made before the plan year of the withdrawal and the two immediately preceding plan years (provided the employee is vested in his or her Matching Account) and (5) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made for the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers. However, if he or she withdraws any amount described in clause (5), he or she will be suspended from making savings contributions to the Plan for six months and, unless the employee has attained age 65, has been credited with at least three years of vesting service (five years of vesting service before October 1, 2002) under the Plan, or began work for the Employers before 1994, he or she will generally forfeit his or her Matching Account.

Further, an eligible employee can withdraw amounts from the portion of his or her Savings Account that is attributable to his or her before-tax savings contributions (not including earnings on such contributions that have been allocated to such account after December 31, 1988) if the withdrawal is required by reason of the employee’s hardship situation which meets the rules set forth in the Plan that concern hardship withdrawals.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

Other than for the above-described in-employment withdrawals, the distribution of an eligible employee’s account under the Plan will generally occur only after the employee has terminated his or her employment with the Employers for any reason, including a retirement, discharge, termination, disability or death. Only the portion of the employee’s account under the Plan in which he or she is vested may be distributed; the non-vested portion of such account, if any, is forfeited in accordance with rules set forth in the Plan.

g.	Employee Loans: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

An eligible employee cannot have more than two outstanding loans from the Plan at any time.

The minimum amount of any loan to an eligible employee from the Plan is $1,000, while the maximum amount of such a loan cannot exceed the lesser of (1) 50% of the vested balance of the employee’s account under the Plan (exclusive of the amounts attributable to the employee’s savings contributions which were matched to some extent for the plan year of the loan and the two immediately preceding plan years, the matching contributions of the Employers made for his or her behalf with respect to the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the employee’s before-tax savings contributions to the Plan, all of which amounts are not available for a loan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Employers during the one year period ending on the day before the new loan is made).

The Company’s Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee, which must be a reasonable rate of interest. In general, a loan rate is based on the prime rate plus one at the time the loan is made. As of December 30, 2003, interest rates on loans made under the Plan varied between 5.0% and 10.0% per annum. Additionally, loan provision fees for processing a new Plan loan were $35 per origination fee plus a $15 annual fee for the life of the loan.

In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by up to 50% of the vested portion of the employee’s account under the Plan. The minimum term of any loan from the Plan to an eligible employee is 6 months, and the maximum term of a Plan loan is 60 months (59 months for any loan made before December 31, 2000).

h.	Investments held in Master Trust: As of December 30, 2003 there were eighteen investment funds available for the investment of future contributions under the Plan: the

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Growth & Income Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II Fund, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the INVESCO Dynamics Fund, the INVESCO Small Company Growth Fund, the Janus Fund, the American Funds Europacific Growth Fund, the American Funds Fundamental Investments Fund, the Artisan Small-Cap Value Fund, the Laudus US Small Capitalization Fund, the Lord Abbott Mid-Cap Value Fund, the Vanguard Balance Index Fund, and the Cincinnati Bell Inc. Common Stock Fund.

In addition, as of December 30, 2003 and 2002, the Plan had investments in a Convergys Corporation Common Stock Fund, which reflects common shares of Convergys Corporation (“Convergys”) that were received by the Plan due to the Company’s distribution of Convergys shares as of December 31, 1998. Eligible employees who have interests in the Convergys Corporation Common Stock Fund may transfer the balances they have in such fund to other funds available under the Plan but cannot transfer or direct future contributions made by or for their behalf to the Convergys Corporation Common Stock Fund.

Each fund investment of the Plan is quoted in shares. Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

The values of the Plan’s investments on December 30, 2003 and 2002 were determined as follows: share value of the Cincinnati Bell Inc. Common Stock Fund and Convergys Corporation Common Stock Fund, on the basis of the last published sales price on December 30, 2003 and 2002 on the New York Stock Exchange; shares in the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Growth & Income Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II Fund, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the INVESCO Dynamics Fund, the INVESCO Small Company Growth Fund, the Janus Fund, the American Funds Europacific Growth Fund, the American Funds Fundamental Investments Fund, the Artisan Small-Cap Value Fund, the Laudus US Small Capitalization Fund, the Lord Abbott Mid-Cap Value Fund and the Vanguard Balance Index Fund on the basis of the last published net asset value on December 30, 2003 and 2002. Loans to participants made by the Plan were valued at the principal amount owed by the participants on December 30, 2003 and 2002.

As presented in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the value of Plan investments consists of realized gains or losses, and the unrealized appreciation or depreciation, of those same investments.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

i.	Administrative Expenses: The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Employers. However, the Plan permits these expenses to be paid from the Plan assets and allocated and charged to each eligible employee’s account based on the proportion that such employee’s account balance under the Plan bears to all account balances under the Plan.

j.	Forfeitures: Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Employers to the Plan. During the plan year ended December 30, 2003, employers’ contributions were reduced by an immaterial amount from forfeited nonvested amounts.

k.	Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan’s financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

During the plan year ended December 30, 2003, the Company adopted amendments to the Plan that provided the following changes to the Plan.

a.	The Plan was amended to reflect collective bargaining agreements that impacted the Plan, (1) by providing, effective as of December 31, 2002, that when an eligible employee’s weekly base pay is $1,100 or more, the eligible employee’s savings contributions for any week not in excess of $60 will be matched by contributions of the Employers (prior to such change, no more than $55 of an employee’s weekly savings contributions could be matched in that situation), (2) by providing, effective as of December 31, 2002, that the Employers’ matching contributions made for an eligible employee can generally be invested, along with the employee’s Matching Account, in the same investment options and under the same rules as apply to the employee’s savings contributions and Savings Account and (3) by providing, effective as of October 1, 2002, that an eligible employee would generally be fully vested in the employee’s Matching Account after completing at least three years of vesting service under the Plan (prior to such change, at least five years of vesting service were generally required for full vesting in such account).

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

b.	The Plan was amended, generally effective as of December 31, 2002, to meet the requirements, and take advantage of certain of the provisions, of the Economic Growth and Tax Relief Reconciliation Act of 2001, which act generally increased or liberalized certain benefit limits, compensation limits, top heavy plan requirements, direct rollover rights, salary reduction contribution limits, and hardship distribution rules.

c.	The Plan was amended, generally effective as of January 1, 2003, to meet new technical rules that concern minimum distributions from the Plan and that may apply to an eligible employee once the employee reaches age 70½.

d.	The Plan was amended to reflect the May 27, 2003 change in the name of the Company from Broadwing Inc. to Cincinnati Bell Inc.

(3) Investments

The following table presents the Plan’s investments held in the Master Trust that represent 5 percent or more of the Plan’s net assets (dollars in thousands):

	December 30,	December 30,
	2003	2002
Convergys Corporation Common Stock Fund	$15,274	$14,763
Cincinnati Bell Inc. Common Stock Fund	21,762	14,200
Fidelity Managed Income Portfolio II	12,282	11,605
Fidelity Mid-Cap Stock Fund	4,969	3,137
American Funds Fundamental Investments Fund	4,233	3,026
Fidelity U.S. Equity Index Commingled Pool Fund	4,039	2,729

During the plan year ended December 30, 2003, investment income and realized and unrealized gain (loss) on investments (including gains and losses on investments bought and sold as well as held during the year) of the Plan’s investments held by the Master Trust were as follows (dollars in thousands):

	Realized Gain	Unrealized Gain (Loss)	Interest and
	on Investments	on Investments	Dividends
Mutual Funds and Commingled Funds	$451	$4,698	$892
Common Shares of the Company	8,200	(2,615)	—
Common Shares of Convergys Corporation	106	1,973	—

	$8,757	$4,056	$892

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(4)	Nonparticipant-Directed Investments

Prior to December 31, 2002, the Plan’s allocated balance of the Cincinnati Bell Inc. Common Stock Fund, held by the Master Trust, contained participant account balances that were both participant-directed and nonparticipant-directed. Because the Plan’s allocated balance of the fund contained balances that were nonparticipant-directed, the Plan’s entire allocated balance of the fund are considered nonparticipant-directed for disclosure purposes.

Information about the net assets relating to the nonparticipant-directed investments is as follows (dollars in thousands):

	December 30,	December 30,
	2003	2002
Net Assets:
Common shares of the Company	$—	$14,200

Total nonparticipant-directed investments	$—	$14,200

(5)	Tax Status

The Internal Revenue Service issued on October 15, 2002 a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws that have become effective after 2001. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of such recent tax laws.

(6)	Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were not material.

(7)	Concentrations, Risks and Uncertainties

The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. and Convergys Corporation common stock. A change in the value of these stocks could cause the value of the Plan’s net assets to change significantly due to this concentration.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan provides for various investment options in money market funds, mutual funds, commingled funds and Cincinnati Bell Inc. stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H, Line 4(i)
December 30, 2003

Schedule I

Issuer	Description of Investment	Cost(1)	Value
Participant Loans	6 to 60 months (5.0% - 10.0%)		$2,428,975

(1)	Historical cost of participant-directed investments is not a required disclosure and is therefore not provided

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL INC. SAVINGS AND
SECURITY PLAN
By	/s/ Donald R. Scheick
Donald R. Scheick Secretary - Employees’ Benefit Committee

June 28, 2004

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm